

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

John Maxwell
Director
Wejo Group Ltd.
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

> **Re: Wejo Group Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 7, 2021**
> **File No. 333-257964**

Dear Mr. Maxwell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021 letter.

Amendment No. 1 to Form S-4

Virtuoso Board's Reasons for the Business Combination, page 115

1. We note your response to prior comment 17 regarding how Virtuoso's board determined the fairness of the business combination and the $800 billion enterprise value of Wejo. Please expand your discussion of the Comparable Company Analysis and Discounted Future Value methods to identify the companies used for comparables, the identity of the "Competitor Company," the specific financial information used in the analyses, and provide an illustrated table to shows the multiples used in comparison to Wejo. Further, please identify the sources of the financial information of the comparable projections and clarify if the assumptions used to determine future projections were reasonably comparable to those used by Wejo through 2025.

<u>Unaudited Prospective Financial Information, page 119</u>

2.   Please expand your table to include the most directly comparable GAAP measure above your non-GAAP measure, Adjusted EBITDA. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   We have reviewed your expanded disclosures in response to prior comment 16. Please address the following items:
   • As noted on page F-53, it appears that your current customer base is limited to a few customers that represent significant revenue. Explain whether you anticipate this customer base to be similar in future years. Your disclosure should explain in general terms the typical customer of your Data Marketplace offering.
   • Your disclosure on page F-53 indicates that your revenue from SaaS Solutions has been minimal to date. Given your SaaS Solution is relatively new, disclose in greater detail how you have determined in your projections that your SaaS Solutions will be widely accepted by the potential customers. Further, expand your disclosure to explain how you developed your expectations that over 40 OEMs will be on your platform by the end of 2025 as disclosed on page 121. Also, clarify if you anticipate OEMs and Tier 1 partners to be the primary customers of your SaaS Solutions.
   • We note on pages F-53 and F-79 that you have generated 100% of your revenue within the U.S. for the years ended December 31, 2019 and 2020, and through the six months ended June 30, 2021, respectively. Please expand your disclosures to clarify if and when your projections include entering international markets, including how you anticipate entering these new markets.

<u>Material U.S. Federal Income Tax Considerations, page 123</u>

4.   We have considered your response to prior comment 18. Please revise to discuss the material U.S. federal tax consequences of the business combination for Wejo's security holders who are receiving Company shares pursuant to the registration statement. To the extent that you believe that these Wejo security holders exchanging their securities for Company common shares will be tax-free under U.S. federal income tax laws, please clarify.

<u>Information About Wejo, page 185</u>

5.   We note your responses to prior comments 19 and 20 regarding the development and availability of your SaaS solutions. As noted in your response to prior comment 26, please clarify in your description of your SaaS product line that you do not currently generate material amounts of revenue from SaaS solutions.

Results of Operations
Comparison of the Six Months Ended June 30, 2021 and 2020
Revenue, net, page 206

6. We note your expanded disclosure in response to prior comment 28. Specifically, you disclose that the increase in revenue is due to a 43% increase in the total number of customers from June 30, 2020 to June 30, 2021. However, we further note your disclosure on page F-78 that you had two large customers that generated 17.4% and 14.4%, respectively, of your gross revenue in the six months ended June 30, 2021. As such, it appears that your customer base is represented by a small number of customers with large percentages rather than by a large number of customers with small percentages. If true, please revise your disclosure to represent the change in customers by number rather than as a percentage.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jackie Cohen, Esq.